DEAN HELLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

FILED # C 12127-96

JUL 2 9 2004

IN THE OFFICE OF
DEAN HELLER, SECRETARY OF STATE

Certificate of Amendment
(PURSUANT TO NRS 78.385 and 78.390)

Important: Read attached instructions before completing form.

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation For Nevada Profit Corporations

(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)
78.207(1)

1. Name of corporation:
POWER TECHNOLOGY, INC.

2. The articles have been amended as follows (provide article numbers, if available):

The corporation is amending Article FOURTH by increasing its authorized non-assessable shares of common stock from 100,000,000 at $0.001 par value to 750,000,000 non-assessable shares of common stock at $0.001 par value.

Please refer to attached Amendment to The Articles of Incorporation incorporated by reference and which sets forth the new Article Fourth in its entirety.

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the * articles of incorporation have voted in favor of the amendment is: *No shareholder approval pursuant to NRS 78.207(1)

4. Effective date of filing (optional):

(must not be later than 90 days after the certificate is filed)

5. Officer Signature (required): Bernard J Walter
Bernard J. Walter
Chief Executive Officer and President

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless of limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees. See attached fee schedule.

Nevada Secretary of State AM 78.385 Amend 2003
Revised on: 11/03/03

AMENDMENT
TO THE
ARTICLES OF INCORPORATION
OF
POWER TECHNOLOGY, INC.

TO THE SECRETARY OF STATE OF THE STATE OF NEVADA:

Pursuant to the provisions of the Nevada business corporation law [Title 7, Chpt. 78.207(1)], Power Technology, Inc., a Nevada corporation, adopts the following Amendment to its Articles of Incorporation by the repeal of the Fourth article thereof in its entirety, and by the substitution therefor of a new Fourth article, as follows:

"FOURTH. The total number of shares of all classes of capital stock which the Corporation is authorized to issue is 751,000,000 shares, of which 750,000,000 shares shall be non-assessable shares of common stock, each share having a par value of $.001 (the "Common Stock"), and 1,000,000 shares shall be preferred stock, each share having a par value of $.01 (the "Preferred Stock").

The Preferred Stock may be divided into and issued in series. The Board of Directors of the Corporation is authorized to divide the authorized shares of Preferred Stock into one or more series, each of which shall be so designated as to distinguish the shares thereof from the shares of all other series and classes. The Board of Directors of the corporation is authorized, within any limitations prescribed by law and this Article, to fix and determine the designations, rights, qualifications, preferences, limitations and terms of the shares of any series of Preferred Stock including but not limited to the following:

(a) The rate of dividend, the time of payment of dividends, whether dividends are cumulative, and the date from which any dividends shall accrue;

(b) Whether shares may be redeemed, and, if so, the redemption price and the terms and conditions of redemption;

(c) The amount payable upon shares in the event of voluntary or involuntary liquidation;

(d) Sinking fund or other provisions, if any, for the redemption or purchase of shares;

(e) The terms and conditions on which shares may be converted, if the shares of any series are issued with the privilege of conversion;

(f) Voting powers, if any (notwithstanding the ELEVENTH Article hereof, the Board of Directors may authorize shares of non-voting Preferred Stock), provided that if any of the Preferred Stock or series thereof shall have voting rights, such Preferred Stock or series shall vote only on a share for share basis with the Common Stock on any matter, including but not limited to the election of directors, for which such Preferred Stock or series has such rights; and

(g) Subject to the foregoing, such other terms, qualifications, privileges, limitations, options, restrictions, and special or relative rights and preferences, if any, of shares or such series as the Board of Directors of the Corporation may, at the time so acting, lawfully fix and determine under the laws of the State of Nevada.

The Corporation shall not declare, pay or set apart for payment any dividend or other distribution (unless payable solely in shares of Common Stock or other class of stock junior to the Preferred Stock as to dividends or upon liquidation) in respect of Common Stock, or other class of stock junior to the Preferred Stock, nor shall it redeem, purchase or otherwise acquire for consideration shares of any of the foregoing, unless dividends, if any, payable to holders of Preferred Stock for the current period (and in the case of cumulative dividends, if any, payable to holders of Preferred Stock for the current period (and in the case of cumulative dividends, if any, for all past periods) have been paid, are being paid or have been set aside for payment, in accordance with the terms of the Preferred Stock, as fixed by the Board of Directors.

In the event of the liquidation of the Corporation, holders of Preferred Stock shall be entitled to receive, before any payment or distribution on the Common Stock or any other class of stock junior to the Preferred Stock upon liquidation, a distribution per share in the amount of the liquidation preference, if any, fixed or determined in accordance with the terms of such Preferred Stock plus, if so provided in such terms, an amount per share equal to accumulated and unpaid dividends in respect of such Preferred Stock (whether or not earned or declared) to the date of such distribution. Neither the sale, lease or exchange of all or substantially all of the property and assets of the Corporation, nor any consolidation or merger of the Corporation, shall be deemed to be a liquidation for the purposes of this Article."

This Amendment to the Articles of Incorporation was approved by the Board of Directors of the corporation on July 27, 2004.

Power Technology, Inc.

[SEAL] By: Bernard J Walter

Bernard J. Walter
Chief Executive Officer and President

ATTEST:

Bernard J Walter

Bernard J. Walter, Secretary

STATE OF TEXAS)
) SS:
COUNTY OF HARRIS)

Before me, Karyn S Breeckner, a Notary Public in and for said County and State, personally appeared Bernard J. Walter, who acknowledged before me that he is the Chief Executive Officer, President and Secretary of Power Technology, Inc., a Nevada corporation, and that he signed the foregoing Amendment to the Articles of Incorporation as his free and voluntary act and deed, for the uses and purposes therein set forth, and that the facts contained therein are true.

In witness whereof I have hereunto set my hand and seal this 28th day of July, 2004.

Karyn S Breeckner
Notary Public

My Commission Expires:

11/18/04

(SEAL)

KARYN S BREECKNER
NOTARY PUBLIC
State of Texas
Comm. Exp. 11-18-2004